SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Diadexus, Inc.

(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 25245P106
(CUSIP Number) March 6, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 25245P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,192,725
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,192,725
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,192,725
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 54,813,385 shares of common stock outstanding as of March 6, 2014, as reported in the Issuer’s Form 10-K filed with the SEC on March 11, 2014.

Page 2 of 11 Pages

CUSIP No. 25245P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Baker Bros. Advisors (GP) LLC 46-3147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,192,725
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,192,725
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,192,725
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 54,813,385 shares of common stock outstanding as of March 6, 2014, as reported in the Issuer’s Form 10-K filed with the SEC on March 11, 2014.

Page 3 of 11 Pages

CUSIP No. 25245P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,307,986
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,307,986
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,986
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 54,813,385 shares of common stock outstanding as of March 6, 2014, as reported in the Issuer’s Form 10-K filed with the SEC on March 11, 2014.

Page 4 of 11 Pages

CUSIP No. 25245P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,307,986
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,307,986
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,986
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 54,813,385 shares of common stock outstanding as of March 6, 2014, as reported in the Issuer’s Form 10-K filed with the SEC on March 11, 2014.

Page 5 of 11 Pages

CUSIP No. 25245P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FBB Associates 13-3843860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 115,261
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 115,261
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1)	Based on 54,813,385 shares of common stock outstanding as of March 6, 2014, as reported in the Issuer’s Form 10-K filed with the SEC on March 11, 2014.

Page 6 of 11 Pages

Amendment No. 3 to Schedule 13G

This Amendment No. 3 to Schedule 13G amends and supplements the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”), FBB Associates, Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 3 are incorporated herein reference. Certain securities of the Issuer are directly held by each of Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”). In addition, Felix J. Baker and Julian C. Baker may be deemed to indirectly beneficially own 115,261 shares of Common Stock directly held by FBB Associates (“FBB”). The information set forth below is based upon 54,813,385 shares of Common Stock outstanding as of March 6, 2014, as reported on the Issuer’s Form 10-K filed with the SEC on March 11, 2014. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Page 7 of 11 Pages

Pursuant to the amended and restated management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be indirect beneficial owners of shares of Common Stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Page 8 of 11 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

April 10, 2014

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

Page 10 of 11 Pages